Exhibit 21.1

SUBSIDIARIES OF QIWI PLC

Subsidiary	Jurisdiction of Formation
ZAO Ob’edinennya Sistema Momentalnykh Platezhey	Russia
ZAO QIWI-Service (former ZAO OSMP)	Russia
ZAO QIWI Bank	Russia
OOO QIWI Wallet	Russia
QIWI Payment Services Provider Ltd	United Arab Emirates
QIWI International Payment System LLC	Delaware
TOO OSMP	Kazakhstan
SOOO OSMP BEL	Belarus
SP OOO OSMP-M	Moldova
RO SRL United System of Instant Payments Ltd	Romania
IT Billion LLC	Nevada
QIWI USA LLC	Nevada
QIWI WALLET EUROPE SIA	Latvia